Exhibit 5

Media Contacts:	Paul Capelli/Owen Davis
508-253-8530/8468

Investor Contacts:	Laurel Lefebvre/Chris Powers
508-253-4080/4632

Staples Increases Offer Price per Corporate Express Convertible Bond to EUR 1,346.71

•	Staples purchased 5,000 Corporate Express Convertible Bonds at a price of EUR 1,346.71 per bond

•	Staples will pay EUR 1,346.71 to all Convertible Bonds validly tendered under Staples’ offer

FRAMINGHAM, Mass., June 11, 2008 - Staples, Inc.’s (Nasdaq: SPLS) wholly owned subsidiary Staples Acquisition B.V. today announced that it purchased a total of 5,000 Corporate Express two percent Guaranteed Subordinated Convertible Bonds due 2010 as described in an offering circular of December 16, 2003 (the “Convertible Bonds”) at a price of EUR 1,346.71 per Convertible Bond. The increased price per Convertible Bond follows and reflects the increase of the price per Corporate Express ordinary share (“Ordinary Shares”) from EUR 9.15 to EUR 9.25 payable to persons validly tendering Ordinary Shares in the Offer by Staples Acquisition B.V. if it declares the offer unconditional.

The purchase of the Convertible Bonds has taken place in a transaction other than a regular on market transaction. Therefore, in accordance with Article 19 of the Dutch Decree on Public Takeover Bids (Besluit openbare biedingen Wft), if the offer is declared unconditional, Staples Acquisition B.V. will be required to pay EUR 1,346.71 per Convertible Bond validly tendered into the offer (or defectively tendered, provided such defect is waived by Staples Acquisition B.V.).

About Staples

Staples, Inc. invented the office superstore concept in 1986 and today is the world’s largest office products company.  With 76,000 talented associates, the company is committed to making it easy to buy a wide range of office products, including supplies, technology, furniture, and business services.  With 2007 sales of USD 19.4 billion, Staples serves consumers and businesses ranging from home-based businesses to Fortune 500 companies in 22 countries throughout North and South America, Europe and Asia.  Headquartered outside of Boston, Staples operates more than 2,000 office superstores and also serves its customers through mail order catalog, e-commerce and contract businesses.  More information is available at www.staples.com.

This is a public announcement pursuant to the provisions of section 13, paragraph 1 of the Dutch Decree on Public Takeover Bids (Besluit openbare biedingen Wft).  Staples Acquisition B.V. expressly reserves any and all rights it has in respect of the Offer, as described in the Offer Memorandum, including the right to invoke or waive any of the conditions to the Offer set out in section 6.5 thereof.  This announcement shall not constitute a public offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale in securities.  Except as expressly stated in this press release, the Offer is made through and is subject to the terms and conditions as set out in the Offer Memorandum.  Other than the information contained in the Offer Memorandum Staples Acquisition B.V. did not disclose to the bondholders selling their Convertible Bonds any material information regarding the Offer which would be relevant for securityholders when considering to tender their securities in the Offer.  Not for release, publication or distribution, in whole or in part, in or into Canada or Japan.

Certain information contained in this news release may constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to the statements as to Staples’ intentions with respect to the Offer to acquire Corporate Express.  Actual future events may differ materially from those indicated by such forward-looking statements as a result of risks and uncertainties, including but not limited to the fact that the Offer made by Staples or any other acquisition of Corporate Express will be consummated and those other factors discussed or referenced in our most recent annual report on Form 10-K filed with the SEC, under the heading “Risk Factors” and elsewhere, and any subsequent periodic reports filed by us with the SEC.  In addition, any forward-looking statements represent our estimates only as of today and should not be relied upon as representing our estimates as of any subsequent date.  While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our estimates change.